Exhibit 99.4

Vedanta transforming elements Vedanta limited Invested presentation Q1 FY 2020 Growing responsibily oil & gas zinc-lead-silver aluminium & power copper iron ore & steel

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains ‘forward-looking statements’ – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ or ‘will.’ Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 2

Contents Section Presenter Page Q1 FY20 Review Venkat, CEO 4 Financial Update Arun Kumar, CFO 21 Appendix 27 VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 3

Q1 FY2020 Review Venkat Chief Executive Officer Vedanta transforming elements

Key Highlights: Q1 FY2020

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Operational	▪ Structural Reduction in Aluminium Cost, down 8% y-o-y ▪ Highest ever Lanjigarh Alumina production, up 37% y-o-y ▪ Lanjigarh Alumina COP at $284/t, down 17% y-o-y. Lowest in last 2 years ▪ Stable production from UG mine, Shaft integrated with Mine at SK ▪ Production at BMM 19kt, up 24% y-o-y (Best quarter in last 5 quarters) ▪ Gamsberg ramping up with 23kt production in Q1 ▪ O&G 10 new blocks in OALP round II & III ▪ Electrosteel production at 323kt, up 34% y-o-y
Financial	▪ Robust EBITDA generation of ₹ 5,188 cr with Industry leading margin of 27% ▪ Net debt/EBITDA remains strong at 1.3x ▪ Gross debt at ₹ 59,517 crore, lower by ₹ 6,708 crore as compared to 31st Mar'2019
Awards & Recognition	Dun & Bradstreet Corporate Awards 2019 ▪ Vedanta Limited conferred under the Mining – Metals & Minerals category ▪ Hindustan Zinc Limited conferred under the Non-ferrous Metals category

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION

5

Heading Towards – Zero Harm, Zero Waste, Zero Discharge Safety Environment Sustainability 1st ever Dry Tail Stacking Plant in Zinc India selected as Member of 3 fatality in Q1 FY2020 the Indian Zinc Industry is set to “FTSE4Good Emerging Index” for be commissioned at Zawar Mine rd the 3 consecutive year. New safety KPIs: in Q2 - will increase processed Visible felt leadership water recovery by 2500 m3/day â–ª Enhanced utilization of waste in resulting in reduced tailing dam Ensuring controls in place risk road construction (175,000 tons in for safety critical task High-volume-low-toxicity waste Q1FY20 vs 70,000 tons in FY19) and Business Partner cement Industry (13,800 tons in Q1 recycle rate: 107% (FY2019: 92%) engagement FY20 vs 13,000 tons in FY19) Water Consumed & Recycled (m3) Waste Recycling (mMT) LTIFR 245 (High volume low toxicity) 242 242 17 17 0.61 14 14 13 0.49 0.46 0.40 0.35 8 65 71 67 62 5 4 17 2016 2017 2018 2019 Q1FY20 2017 2018 2019 Q1 FY20 2017 2018 2019 Q1 FY20 Consumed Recycled Generation Recycled VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 6

Zinc India: Strong Momentum in Silver Production Fastest Growing Silver Company with a CAGR of 18% Ranked 9th Globally in Primary Silver Production Silver prices up ~15% in last 3 months 2000 1200Zinc 1500 silver production in tonnes 1000 1000 tonnes 750-800 in 1000 679 800 Hindustan 558 453 600 Silver 500 328 425 400 0 200 1 2 3 4 5 6 7 8 9 10 0 Global Silver Production Ranking, 2018 FY2015 FY2016 FY2017 FY2018 FY2019 FY2020E Target E* Source: GFMS, Reuters Higher mining rate and recovery initiatives to drive Silver growth FY 2019 Target – 1000t Lead Concentrate Lead Smelting 876t - Volume Growth 710t (66%) 679t - Silver rich deposits At current Silver price Potential Silver in Ore Zinc Concentrate Zinc Smelting 64t to Generate (FY2019: 1080t) 163t (15%) 0t - Fuming technology & recycling >$500 mn EBITDA Mine Tailings Tailings 60t - Achieve Benchmark Recoveries 208t (19%) 0t - Recovery from Tailings We expect to be among Top 3 silver producers globally in the next 3 years VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 7

Zinc India: Production Grows as Projects Approach Completion

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Performance Update

- Finished Metal Production, up 3% y-o-y
- Stable Production from underground mine, up 1% y-o-y
- Silver production higher, up 15% y-o-y
- Zinc COP ex royalty at $1,067/t
- SK Shaft fully commissioned and integrated with Mine
- SK 2nd Paste Fill Plant commissioned

On Track to Deliver 1.0 million tonnes Mined Metal Production



H2
H1
65%
35%
52%
48%
53%
47%
>54%
FY17
FY18
FY19
FY20e

- *Traditional post-summer ramp-up in production*
- *Completion of key projects in H2*

Confident of Achieving 1.2 Mtpa MIC Capacity in FY20

Rampura Agucha

- Shaft commissioning in Q3
- Rapid development crew to open new levels from Q2

Sindesar Khurd

- Shaft full ramp-up and faster paste filling in H2
- Resolution of Geotech issues in lower blocks

Zawar

- Commissioning of two paste fill in Q3
- Ballaria ramp-up in Q4 and Pillar mining

Active program for addition to reserves in sync with higher production going forward



Reserves (Mnt)
93
FY19
FY20e
FY21e

- *350km drilling across all mines in FY20 vs 181km in FY19*
- *RAM Galena upgradation leads to higher silver production*
- *Plan to upgrade 34 Mnt of resource to reserve across all mines*

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 8

Zinc International: Gamsberg Continued Performance Ramp Up Mining Processing Operating at design capacity to deliver ore of 330ktpm June Exit throughput at 450 tph, target of 500 tph by Q2 Blast improvement to increase crusher throughput Advanced Process Control to ensure optimal recovery Achieved design Crusher Exit throughput of 685 tph in Q1, Mining at East Pit started thereby creating more current throughput of ~700 tph, better than design blending opportunities through Smart Ore Movement Q1 recovery 63% with target to reach 80% by Q2 >1 Mt of healthy ore stockpile in front of Plant Target to deliver 250ktpa run rate by end of Q4 MIC Production and Cost Ramp-up within 9-12 months Guidance 70 1,600 1.2 100% 1,398 60 1,400 1.0 80% 1,200 63% 50 0.8 1,000 40 0.6 60% 800 0.6 30 23 600 40% 0.4 20 400 20% 10 0.2 200 - - 0.0 0% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 MIC Production (kt) Cost ($/t) Ore Feed (Mnt) Recovery % VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 9

Zinc International: Consistent Performance Performance Update Gamsberg Overall production at 60kt, up 134% y-o-y Gamsberg production at 23kt, ramp up going on (10kt in Jun’19) COP of $1,597/t, down 32% y-oy 277 BMM 248 224 219 Production at 19kt, up 24% y-o-y (Best quarter in last 5 quarters) 187 193175 182 Consistent performance to deliver planned production in FY20 157 119 Skorpion 73 81 Production at 18kt, up 76% y-o-y 77 74 72 62 68 failure in May 2019 in Pit 112, revised 39 Skorpion had a slope Jan’19 Feb’19 Mar’19 Apr’19 May’19 Jun’19 mining plan being prepared resulting deferment of part production from FY20 to FY21 Ore Crushed (kt) Ore Milled (kt) Mill Run Time % 2,355 76% 71% 80 58% 57% 54% 54% 60 1,488 1,597 40 54 20 25 60 5.9% 5.9% 5.7% 5.6% 5.9% 6.1% 0 Q4 FY19 Q1 FY19 Q1 FY20 Jan’19 Feb’19 Mar’19 Apr’19 May’19 Jun’19 Grade Recovery Production (kt) COP ($/t) VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 10

Oil & Gas: Robust Portfolio across Lifecycle EXPLORATION APPRAISAL DEVELOPMENT PRODUCTION 51 OALP Blocks 8 Rajasthan Fields B&A Polymer Rajasthan (V&V, MBH, DP, MBA ASP Rajasthan KG Offshore Shakti, SW-1, Tight Oil (ABH) Ravva Ravva Guda S-7, NP, SL-1) Tight Gas (RDG) Cambay 10 Satellite Fields KG Onshore Ravva 2 DSF Fields 58 blocks in India with acreage of over 65,000 sq. km. spread across key basins Healthy mix of Onshore (44) & Offshore (14) blocks Large part of the acreage connected with existing infrastructure; to enable accelerated monetization VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 11

Oil & Gas: Portfolio being monetized to drive multi-fold growth

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$ 3.2bn Gross Capex

- Monetizing 400 million barrels
- Targeting resource addition from exploration & appraisal
- Development Capex ~ $ 7 /bbl
- IRR > 20% at Oil price of $ 40/bbl

10 Development Rigs

- 500+ well work program
- 139 wells drilled
- 46 wells hooked up

53 New Blocks

- 51 blocks acquired in OALP rounds I, II & III
- 2 blocks acquired under DSF II
- Blocks spread across the basins in India

Global Partnership Model

- Executing in Partnership with Global Companies
- Key Partners: Halliburton, Schlumberger, GE-Baker Hughes, Petrofac, L&T

6,000+ people deployed at Barmer

- Multiple projects being simultaneously executed at Barmer
- Focus on HSEQ to ensure seamless execution

$ 0.8bn Minimum Commitment

- Seismic Acquisition and 192 exploratory wells
- End to End Integrated contract to fast track execution
- Lloyds Register contracted for Integrated Project Management

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION
12

Oil & Gas: Production - Ramp Up Plan Production Ramp Up (kboepd) Key Growth Projects ~260-270 Incremental Gross Capex EUR Project Partner Production (kboepd) 200 ($ Million) (mmboe) [H2 exit over Q1] 180 Mangala Infill, Bhagyam & Halliburton 240 58 20 Aishwariya Polymer Wells: BH-GE MBA ASP Facilities: Under 1,200 200 10 Q1 FY20 Exit H1 FY20e Exit H2 FY20e Award Key Drivers for Production Ramp Up Tight Oil Schlumberger 170 32 15 (ABH) Q1 FY20 Exit H2FY20 Exit Schlumberger, Tight Gas Petrofac, 630 85 25 Wells Drilled 139 250 (RDG) Megha Engg Wells Hooked Up 46 185 Satellite Fields Halliburton 165 17 6 Liquid Handling 1.1 mmblpd 1.3 mmblpd Ravva Schlumberger 100 17 14 Capacity Liquid Gas Processing 84 mmscfd 240 mmscfd L&T, Kalpatru 210 10 7 Handling Capacity VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 13

Oil & Gas: Exploration – OALP An Unprecedented Growth Opportunity

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Himalayan Foreland
1
Ganga Valley
1
Rajasthan
8
Assam, Arunachal Pradesh & Nagaland
12
Cambay
12
Tripura Mizoram
Kutch & Saurashtra
6
Mahanadi
1
Mumbai
1
Krishna Godavari
7
Cauvery
2

51
Well Diversified
40 Onshore
11 Offshore

5.6
Resources (bnboe)
Upside Scenario

500
Peak Production (kboepd)
Upside Scenario

- 41 blocks in OALP I, 10 in OALP II & III
- ~60,000 sq.km. acreage
- Mostly proven oil and gas basins, both conventional / unconventional play
- ~$ 800 Million Capex commitment in Exploration phase; incremental capex for development
- 192 exploratory wells to be drilled
- Lloyd's Register contracted for Integrated Project Management
- Integrated End-to-end contract award in progress; expected award by mid August

Timeline	FY20		FY21				FY22			
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Indicative Schedule	Approval & Clearances, Seismic, Seismic Program	Seismic Program	Drilling, Drilling Program	Drilling Program	Drilling Program	Drilling Program	First Oil			

Approval & Clearances | Seismic | Drilling | First Oil | Seismic Program | Drilling Program

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 14

Oil & Gas: Exploration – Augmenting Resource Base Work    Investment Resources Program Partner Status ($ Million) (mmboe) (Wells) Rajasthan Drilling from Exploration 60 300-600 7-18 Schlumberger Q2 FY20 Rajasthan 14 Schlumberger Drilling from 75 200 / Halliburton Q2 FY20 Tight oil Appraisal 2 Discoveries KG-Offshore 60 300 2 Schlumberger – Evaluation Ongoing Ravva Drilling from 85 50 4-9 Halliburton Q3 FY20 VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 15

Aluminium: Achieving Design Structure Structural Reduction in Cost, down 8% y-o-y Alumina Refinery setting new records Production: 1,912 1,810 Highest ever Lanjigarh Alumina production, up 37% y-o-y 1,764 Lanjigarh COP: COP at $284/t, down 17% y-o-y. Lowest in last 2 years Coal Chotia Mine operating at full capacity of c. 1 Mtpa (Q1 at 188kt) Q4 FY19 Q1 FY19 Q1 FY20 Linkage coal materialization improved to c 72% from 66% in FY19 Coal Secured Alumina Production & COP Local Bauxite Sourcing 446 72% 72% 424 325 49% 341 290 284 53% Q4 FY19 Q1 FY19 Q1 FY20 Q4FY19 Q1 FY19 Q1 FY20 Q4 FY19 H1 FY20e Production (kt) COP ($/T) VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 16

Aluminium: Significant progress on Strategic levers Continues

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2,102
1,810
1,764
1,500
Coal Initiatives
Alumina Ramp Up
Bauxite Sourcing
Others
Q3 FY19
Q4 FY19
Q1 FY20
Target

Initiatives	Action Plan
Coal Initiatives	▪ Increase Linkages through participation in Tranche V & VI ▪ Target coal security 90% of requirement, up from current 72% ▪ Balance Requirements: E-Auctions, Actively evaluate options available for best deals
Alumina Ramp Up	▪ Phase-I expansion to 2.7 Mtpa ▪ Medium term expansion to 4 Mtpa ▪ Easing of Alumina prices
Bauxite Sourcing	▪ Efforts to significantly increase mine output ▪ Exploration of new resources under the New Mineral Policy
Carbon & Others	▪ Logistics: Shifting from road to rail ▪ Strategic partnerships with key suppliers & long-term contracts ▪ Ongoing improvement in power plant operating parameters

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 17

Electrosteel: New Vision To Forge A Stronger Future

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Performance Update

Production:

- Production of 323kt, up 34% y-o-y
- Sales at 273kt, up 16% y-o-y
- VAP sale at 90% vs 85% in FY19

Margin:

- EBITDA/t of $104/t, down 5% y-o-y


347
122
242
109 *
323
104
Q4 FY19
Q1 FY19
Q1 FY20
Production
Margin ($/t)

* EBITDA Margin post ESL acquisition by Vedanta on 4th June 2018.

Way Forward

- Feasibility study concluded for doubling the capacity
- On track to launch the capacity enhancement project in FY20
- Continued focus on value added product portfolio through recently launched Re-Brands under Vedanta


VIBRANT. VERSATILE. VISIONARY.
Introducing 3 new brands from the house of Electrosteel Steels Limited.
V-DUCPIPE
V-XEGA
V-WIRRO

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION
18

Other Assets: Iron ore & Copper India

Iron ore

- Karnataka sales at 1.2 mt; higher than last year
- Continuously Engaging with Government for resumption of Goa mining
- Pig iron production at 178kt, up 7% y-o-y

Karnataka Sales (Mnt)


1.4
0.4
1.2
Q4 FY19
Q1 FY19
Q1 FY20

Pig Iron Production (kt)


184
167
178
Q4 FY19
Q1 FY19
Q1 FY20

Copper India

- Favourable order from NGT in Dec 2018
- Supreme court directed to file writ petition with Madras High Court in Feb 2019
- Writ petition filed with Madras High Court on 1st March 2019
- High court proceedings initiated with hearings from 26th Jun'2019 and continuing
- Working with communities and stakeholder to expedite opening of plant

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 19

Strategy to Enhance Long Term Value Continue Focus on World Class ESG Performance Augment Our Reserves & Resources Base Delivering on Growth Opportunities Optimise Capital Allocation & Maintain Strong Balance Sheet Operational Excellence VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 20

Financial Update Arun Kumar Chief Financial Officer

Financial snapshot

EBITDA	Att PAT	Gross Debt
₹ 5,188 cr	₹ 1,351 cr	₹ 59,517 cr
Down 20% y-o-y	Down 12% y-o-y	Lower 10% q-o-q

EBITDA Margin*	ROCE^	ND/EBITDA
27%	10.8%	1.3x
Industry leading margin		Lowest among Indian peers

* *Excludes custom smelting at Copper India and Zinc-India operations*
^ *ROCE is calculated as EBIT net of tax outflow divided by average capital employed*

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 22

CIHL Treasury Investment Transaction: Superior Returns with an Early Exit

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Background

- Purchase of economic interest in ~24.71 million shares (~1.8% of outstanding shares) of Anglo American Plc by CIHL from Volcan Investments through a Structured Investment Transaction (Dec'18)

Update Jun'19

Investment Transaction early settled by CIHL with Volcan

Call option exercised by Volcan to settle its two issues of MXBs due April 2020 and Oct 2020

- ✓ **Superior return: net gain over ~$100 mn in c. 8 months**
- ✓ No further exposure to shares of Anglo American Plc
- ✓ Full realization of cash by 13th Aug 2019
- ✓ Complete unwind of RPT

Disciplined treasury management and capital allocation approach to safeguard the interests of our shareholders

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 23

EBITDA Bridge (Q1 FY2019 vs. Q1 FY2020) (In ₹ crore) IOB 140 ESL 141 Aluminum (1,581) ZI 76 Zinc, Lead & Silver (652) Al 68 HZL 51 Cairn (170) 6,448 2,302 298 64 116 53 5,188 430 5,070 547 Market & Regulatory Operational ₹ (1,378) crore ₹ 234 crore Q1 FY19 LME/ Brent / Input Currency Regulatory & Adjusted Volume Cost & Mktg Others Q1 FY20 Premiums Commodity Profit EBITDA Inflation Petroleum VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 24

Net Debt for Q1 FY 2020 (In ₹ crore) 4,286 2,109 74 28,403 340 28,743 26,956 3,062 488 FCF Post Capex ₹ (1,373) Cr Net Debt CF from WC Buyers credit Capex Translation Net Debt Lease Liability Net Debt 1st Apr’19 Operations Movements Repayment & others 30th Jun’19 30th Jun’19 (Excl Lease (Incl Lease Liability) Liability) VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 25

Balance Sheet Term Debt Maturities - ₹ 38,532 Crore ($5.6 bn) (as of June 30, 2019) Liquidity – Cash and investments @ ₹ 30,774 cr 11.7 10.3 rated Tier I by CRISIL; 8.5 3.5 – Undrawn line of credit ₹ c. 4,900 crore 4.9 Crore 2.9 6.2 Net Interest – Reducing q-o-q ‘000 1.0 ₹ 6.8 3.0 Interest Income – Returns ~7.5%. 5.6 5.5 3.9 1.8 1.2 Interest Expense – Maintained ~8% FY20 FY21 FY22 FY23 FY24 & Later Standalone Subsidiaries Average term debt maturity maintained above 3 years Average Term Debt Maturity (years) Net Debt / EBITDA 1.3 1.1 3.3 3.2 3.2 3.1 0.9 2.7 0.6 0.4 Mar-16 Mar-17 Mar-18 Mar-19 Jun-19 FY2016 FY2017 FY2018 FY2019 Q1 FY2020 VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 26

Appendix

Income Statement

Depreciation & Amortization

- Higher y-o-y on account of higher ore production at Zinc India, commencement of Gamsberg operations and capitalisation of capacities.

Finance Cost

- Lower y-o-y primarily due to higher interest capitalisation and one time commitment charges in Q1 FY'19 partially offset by higher borrowing cost in line with market trends.

Investment Income

- Investment income was at ₹ 373 crore, flat y-o-y. The mark to market losses on investments in Q1 FY2019 were offset by the impact of unwinding of structured investments in the current quarter

Taxes

- Tax rate for the quarter at 27% (excluding impact of deferred tax assets recognition at ESL) The deferred tax asset represents recognition of past unrecognized deferred tax assets , as the recoverability is now probable.

In ₹ Crore	Q1 FY'20	Q1 FY'19	Q4 FY'19
Revenue from operations	21,167	21,942	23,092
Other operating income	207	264	376
EBITDA	5,188	6,448	6,330
Depreciation & amortization	(2,155)	(1,796)	(2,258)
Finance Cost	(1,341)	(1,452)	(1,401)
Investment Income	373	388	1,599
Exchange gain/(loss)	17	(228)	(166)
Profit Before Taxes	**2,082**	**3,360**	**4,104**
Taxes	(138)	(1,112)	(886)
Profit After Taxes	**1,944**	**2,248**	**3,218**
Attributable profit	**1,351**	**1,533**	**2,615**
Basic Earnings Per Share (EPS) (₹/share)	3.65	4.13	7.06
Minorities %	31%	32%	19%

Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 28

CIHL Treasury Investment Transaction – Accounting Impact

Structured investment is Marked-to-market (MTM) at each reporting date with gain/loss recognized in the income statement. Forex MTM gain/loss including forex derivative is also recognized in the income statement.

Net Consideration from Unwinding	**GBP Mn – A**	**508**
Cost of Investment	GBP Mn – B	428

Particulars	UOM	FY2018-19	Q1 FY20	Cumulative
Gain/Loss recognized	GBP Mn (A-B)	99	(19)	80
Gain/(Loss) recognized including forex	Rs Crore	924	(178)	746

CIHL gain – above $100 mn

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 29

Entity Wise Cash and Debt (In ₹ crore) Jun 30, 2019 Mar 31, 2019 Jun 30, 2018 Company Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 40,171 4,147 36,024 42,204 8,269 33,935 43,263 5,888 37,375 Cairn India Holdings - 6,167 (6,167) 2,624 8,326 (5,702) 2,838 6,244 (3,406) Limited1 Zinc India 18 18,280 (18,262) 2,538 19,512 (16,974) - 21,297 (21,297) Zinc International 415 682 (267) 415 926 (511) - 810 (810) BALCO 4,537 36 4,501 4,416 436 3,980 5,669 10 5,659 Talwandi Sabo 8,895 125 8,770 8,665 262 8,403 8,764 21 8,743 Vedanta Star Limited2 3,377 37 3,340 3,375 31 3,344 3,400 27 3,373 Others3 2,104 1,300 804 1,988 1,507 481 1,227 954 615 Vedanta Limited 59,517 30,774 28,743 66,225 39,269 26,956 65,161 35,251 29,910 Consolidated Notes: Debt numbers are at Book Value and excludes inter-company eliminations. 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block 2. Vedanta Star limited, 100% subsidiary of VEDL which owns 90% stake in ESL 3. Others includes MALCO Energy, CMT, VGCB, Electrosteel, Fujairah Gold, Vedanta Limited’s investment companies and ASI. VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 30

Debt Breakdown & Funding Sources Diversified Funding Sources for Term Debt of $5.6bn Debt Breakdown (as of Jun 30, 2019) (as of Jun 30, 2019) Particulars (in $bn) (₹ in 000’ Cr) 1% 4% Term debt 5.6 38.5 Term Loans-INR Working capital 0.6 4.1 Bonds-INR 34% Short term borrowing 2.4 16.6 Term Loans-USD/Foreign Currency Lease liability 0.0 0.3 61% Bonds-USD/Foreign Currency Total consolidated debt 8.6 59.5 Cash and Liquid Investments 4.5 30.8 Term debt of $3.3bn at Standalone and $2.2bn at Subsidiaries, total Net Debt 4.2 28.7 consolidated $5.6bn Debt breakup ($8.6bn) - INR Debt 95% - USD / Foreign Currency Debt 5% Note: USD–INR: ₹ 68.9563 at Jun 30, 2019 VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 31

EBITDA Bridge (Q4 FY 2019 vs. Q1 FY 2020) (In ₹ crore) HZL (259) Aluminum (201) ESL (140) Oil & Gas 130 Oil & Gas (92) ZI (79) 447 139 49 6,562 6,330 27 567 518 289 5,188 Market & Regulatory Operational ₹ 232 crore ₹ (1,085) crore Q4 FY 19 LME/ Brent / Input Currency Regulatory & Adjusted EBITDA Volume Cost & Mktg Others Q1 FY 20 Premiums Commodity Profit Petroleum Inflation VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 32

Segment Summary – Zinc India Q1 Q4 Full year Production (in ’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY2019 FY 2019 Mined metal content 213 212 1% 245 936 Integrated metal 219 214 3% 227 894 Refined Zinc – Integrated 172 172 - 175 696 Refined Lead – Integrated1 48 42 13% 53 198 Refined Saleable Silver - Integrated (in tonnes)2 159 138 15% 191 679 Financials (In ₹ crore, except as stated) Revenue 4,871 5,202 (6)% 5,354 20,656 EBITDA 2,429 2,745 (12)% 2,777 10,600 Zinc CoP without Royalty (₹ /MT) 74,200 69,900 6% 69,600 70,400 Zinc CoP without Royalty ($/MT) 1,067 1,043 2% 987 1,008 Zinc CoP with Royalty ($/MT) 1,441 1,450 (1)% 1,373 1,381 Zinc LME Price ($/MT) 2,763 3,112 (11)% 2,702 2,743 Lead LME Price ($/MT) 1,885 2,388 (21)% 2,036 2,121 Silver LBMA Price ($/oz) 14.9 16.5 (10)% 15.6 15.4 1. Excludes captive consumption of 1,822 tonnes in Q1 FY 20 vs 1,778 tonnes in Q1 FY 19. For Q4 FY 19, it was 1,403 tonnes and FY2019 it was 6,534 MT. 2. Excludes captive consumption of 9.4 MT in Q1 FY 20 vs 9.4 MT in Q1 FY 19.For Q4 FY 19, it was 7.5MT and FY2019 it was 34.2 MT. VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 33

Segment Summary – Zinc International Q1 Q4 Full year Production (in’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY2019 FY 2019 Refined Zinc – Skorpion 18 10 76% 21 66 Mined metal content- BMM 19 15 24% 19 65 Mined metal content- Gamsberg* 23 - - 14 17 Total 60 25 - 54 148 Financials (In ₹ Crore, except as stated) Revenue 824 573 44% 1,002 2,738 EBITDA 128 85 52% 391 698 CoP – ($/MT) 1,597 2,355 (32)% 1,488 1,912 Zinc LME Price ($/MT) 2,763 3,112 (11)% 2,702 2,743 Lead LME Price ($/MT) 1,885 2,388 (21)% 2,036 2,121 * Including trial run production of 6.6 kt in Q4 FY 19 and 9.6 kt in FY 19. VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 34

Segment Summary – Oil & Gas Q1 Q4 Full year Production (in boepd, or as stated) FY 2020 FY 2019 % change YoY FY2019 FY 2019 Average Daily Gross Operated Production 180,059 194,986 (8)% 187,063 188,784 Rajasthan 149,153 164,040 (9)% 152,825 155,903 Ravva 13,491 14,217 (5)% 15,067 14,890 Cambay 17,415 16,729 4% 19,170 17,991 Average Daily Working Interest Production 114,570 124,807 (8)% 118,135 119,798 Rajasthan 104,407 114,828 (9)% 106,978 109,132 Ravva 3,036 3,199 (5)% 3,390 3,350 Cambay 6,966 6,692 4% 7,668 7,196 KG-ONN 2003/1 162 89 81% 99 119 Total Oil and Gas (million boe) Oil & Gas- Gross operated 16.4 17.7 (8)% 16.8 68.9 Oil & Gas-Working Interest 10.4 11.4 (8)% 10.6 43.7 Financials (In ₹ crore, except as stated) Revenue 3,131 3,219 (3)% 3,175 13,223 EBITDA 1,825 1,852 (1)% 1,805 7,656 Average Oil Price Realization ($ / bbl) 66.7 67.2 (1)% 62.1 66.0 Brent Price ($/bbl) 68.9 74.4 (7)% 63.1 70.4 VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 35

Segment Summary – Oil & Gas Q1 Q4 Full year Production (in boepd, or as stated) FY 2020 FY 2019 % change YoY FY2019 FY 2019 Average Daily Production Gross operated 180,059 194,986 (8)% 187,063 188,784 Oil 165,983 185,914 (11)% 172,859 178,207 Gas (Mmscfd) 84 54 55% 85 64 Non operated- Working interest 162 89 81% 99 119 Working Interest 114,570 124,807 (8)% 118,135 119,798 Rajasthan (Block RJ-ON-90/1) Gross operated 149,153 164,040 (9)% 152,825 155,903 Oil 140,360 159,057 (12)% 143,975 149,964 Gas (Mmscfd) 53 30 77% 53 36 Gross DA 1 132,291 145,901 (9)% 134,310 137,076 Gross DA 2 16,635 17,665 (6)% 18,171 18,342 Gross DA 3 228 474 (52)% 345 485 Working Interest 104,407 114,828 (9)% 106,978 109,132 Ravva (Block PKGM-1) Gross operated 13,491 14,217 (5)% 15,067 14,890 Oil 10,939 12,110 (10)% 12,202 12,443 Gas (Mmscfd) 15 13 21% 17 15 Working Interest 3,036 3,199 (5)% 3,390 3,350 Cambay (Block CB/OS-2) Gross operated 17,415 16,729 4% 19,170 17,991 Oil 14,684 14,748 - 16,682 15,800 Gas (Mmscfd) 16 12 38% 15 13 Working Interest 6,966 6,692 4% 7,668 7,196 Average Price Realization Cairn Total (US$/boe) 64.8 66.5 (3)% 61.2 65.3 Oil (US$/bbl) 66.7 67.2 (1)% 62.1 66.0 Gas (US$/mscf) 6.7 8.4 (21)% 7.9 8.5 VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 36

Segment Summary – Aluminium

vedanta
transforming elements

Particulars (in'000 tonnes, or as stated)	Q1			Q4	Full year
	FY 2020	FY 2019	% change YoY	FY2019	FY 2019
Alumina – Lanjigarh	446	325	37%	424	1,501
Total Aluminum Production	**471**	**482**	**(2)%**	**481**	**1,959**
Jharsuguda-I	134	136	(2)%	135	545
Jharsuguda-II [1]	199	204	(2)%	203	843
245kt Korba-I	63	64	(2)%	66	260
325kt Korba-II	74	77	(4)%	77	311
Financials *(In ₹ crore, except as stated)*					
Revenue	6,834	7,288	(6)%	6,547	29,229
EBITDA – BALCO	83	347	(76)%	132	957
EBITDA – Vedanta Aluminium	96	859	(89)%	265	1,245
EBITDA Aluminum Segment	**179**	**1207**	**(85)%**	**397**	**2,202**
Alumina CoP – Lanjigarh ($/MT)	284	341	(17)%	290	322
Alumina CoP – Lanjigarh (₹ /MT)	19,800	22,800	(13)%	20,400	22,500
Aluminium CoP – ($/MT)	1,764	1,912	(8)%	1,810	1,967
Aluminium CoP – (₹ /MT)	122,800	128,200	(4)%	127,600	137,500
Aluminum CoP – Jharsuguda ($/MT)	1,755	1,912	(8)%	1,808	1,969
Aluminium CoP – Jharsuguda(₹ /MT)	122,100	128,200	(5)%	127,500	137,600
Aluminum CoP – BALCO ($/MT)	1,787	1,911	(6)%	1,813	1,961
Aluminium CoP – BALCO (₹ /MT)	124,400	128,200	(3)%	127,800	137,900
Aluminum LME Price ($/MT)	1,793	2,259	(21)%	1,859	2,035

1. *Including trial run production of nil in Q1 FY2020 and 12.0 kt in Q1 FY2019.For Q4 FY2019, it was 13.5kt and 60.5kt in FY2019.*

Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION
37

Aluminium profitability $/t Q4 ‘19 1,859 52 99 2,010 (784) (637) (388) (70) $131/t (171) (236) (276) Q1 ‘20 92 1,939 1,793 54 (712) (652) (400) (111) 64 (146) (269) (351) LME Ingot value Realisation Alumina Power Other Hot Conversion EBITDA Dep Int PBT premium addition Metal & others Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period’s presentation VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 38

Segment Summary – Power Q1 Q4 Full year Particulars (in million units) FY 2020 FY 2019 % change YoY FY2019 FY 2019 Total Power Sales 3,523 3,315 6% 3,336 13,331 Jharsuguda 267 164 63% 615 1,039 BALCO1 425 656 (35)% 409 1,984 HZL Wind Power 134 139 (4)% 77 449 TSPL 2,697 2,355 15% 2,235 9,858 Financials (in ₹ crore except as stated) Revenue 1,703 1,590 7% 1,593 6,524 EBITDA 392 425 (8)% 360 1,527 Average Cost of Generation(₹ /unit) ex. TSPL 2.28 2.62 (13)% 2.81 2.79 Average Realization (₹ /unit) ex. TSPL 3.61 3.42 6% 2.99 3.36 TSPL PAF (%) 95% 91% - 85% 88% TSPL Average Realization (₹ /unit) 4.46 3.86 16% 3.96 4.09 TSPL Cost of Generation (₹ /unit) 3.41 2.83 20% 2.90 3.08 1. BALCO IPP: received an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP. VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 39

Segment Summary – Iron Ore Particulars (in million dry metric tonnes, or    Q1 Q4 Full year as stated) FY 2020 FY 2019 % change YoY FY2019 FY 2019 Sales 1.2 1.4 (13)% 1.4 3.8 Goa 0.0 1.0 (98)% 0.0 1.3 Karnataka 1.2 0.4 - 1.4 2.6 Production of Saleable Ore 1.1 1.4 (22)% 0.9 4.4 Goa - 0.2 - - 0.2 Karnataka 1.1 1.2 (7)% 0.9 4.1 Production (’000 tonnes) Pig Iron 178 167 7% 184 686 Financials (In ₹ crore, except as stated) Revenue 797 787 1% 853 2,911 EBITDA 114 151 (15)% 240 584 Segment Summary – Steel* Particulars (‘000 tonnes, or    Q1 Q4 Full year as stated) FY 2020 FY 2019 % change YoY FY2019 FY 2019 Total Production 323 242 34% 347 1,199 Pig Iron 28 14 - 35 142 Billet 14 3 - 9 39 TMT Bar 128 90 43% 134 441 Wire Rod 109 98 11% 116 427 Ductile Iron Pipes 44 37 21% 53 150 Financials (In ₹ crore, except as stated) Revenue 1,104 1,021 8% 1,581 4,909 EBITDA 197 215 (8)% 337 970 Margin ($/t) 104 109^ (4)% 122 115 * Vedanta acquired steel on 4th June 2018, Previous period numbers are memorandum information for the purpose of performance evaluation of the Company. ^ EBITDA Margin post ESL acquisition by Vedanta on 4th June 2018. VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 40

Segment Summary – Copper India Q1 Q4 Full year Production (in ’000 tonnes, or as stated) FY 2020 FY 2019 % change YoY FY 2019 FY 2019 Copper - Cathodes 16 24 (35)% 26 90 Financials (In ₹ crore, except as stated) Revenue 1,777 2,797 (36)% 2,803 10,739 EBITDA (66) (104) (23)% (69) (235) Copper LME Price ($/MT) 6,113 6,872 (11)% 6,215 6,337 VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 41

Sales Summary Sales volume Q1 FY 2020 Q1 FY 2019 Q4 FY 2019 FY 2019 Zinc-India Sales Refined Zinc (kt) 167 170 177 694 Refined Lead (kt) 47 42 52 198 Total Zinc-Lead (kt) 215 212 229 892 Silver (tonnes) 155 141 196 676    Zinc-International Sales Zinc Refined (kt) 17 10 26 66 Metal in Zinc Concentrate (kt) 29 6 22 42 Total Zinc (Refined+Conc) 46 16 47 108 Metal in Lead Concentrate (kt) 11 8 9 36 Total Zinc-Lead (kt) 57 24 56 144 Aluminium Sales Sales - Wire rods (kt) 84 77 106 367 Sales - Rolled products (kt) 5 5 9 26 Sales - Busbar and Billets (kt) 128 97 78    383    Total Value added products (kt) 217 180 192 776    Sales - Ingots (kt) 263 285 275 1,139 Total Aluminium sales (kt) 481 465 467 1,916 VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 42

Sales Summary

Sales volume	Q1 FY 2020	Q1 FY 2019	Q4 FY 2019	FY2019
Iron-Ore Sales				
Goa (Mn DMT)	-	1.0	-	1.3
Karnataka (Mn DMT)	1.2	0.4	1.4	2.6
Total (Mn DMT)	1.2	1.4	1.4	3.8
Pig Iron (kt)	172	164	191	684
Copper-India Sales				
Copper Cathodes (kt)	0	2	3	6
Copper Rods (kt)	22	24	28	112
Sulphuric Acid (kt)	-	2	-	9
Phosphoric Acid (kt)	-	-	-	1
Total Steel Sales (kt)	**273**	**234**	**392**	**1,185**
Pig Iron	24	14	37	142
Billet	2	9	15	32
TMT Bar	109	90	152	442
Wire Rod	101	91	125	421
Ductile Iron Pipes	37	30	63	148

Sales volume Power Sales (mu)	Q1 FY 2020	Q1 FY 2019	Q4 FY 2019	FY 2019
Jharsuguda	267	164	615	1,039
TSPL	2,697	2,355	2,235	9,858
BALCO [2]	425	656	409	1,984
HZL Wind power	134	139	77	449
Total sales	**3,523**	**3,315**	**3,336**	**13,331**
Power Realisations (INR/kWh)				
Jharsuguda	3.13	2.19	2.38	2.42
TSPL[1]	4.46	3.86	3.96	4.09
Balco [2]	3.75	3.57	3.71	3.66
HZL Wind power	4.15	4.15	4.04	4.20
Average Realisations[3]	**3.61**	**3.42**	**2.99**	**3.36**
Power Costs (INR/kWh)				
Jharsuguda 600 MW	3.27	4.73	3.63	4.28
TSPL[1]	3.41	2.83	2.90	3.08
Balco [2]	2.14	2.50	1.82	2.44
HZL Wind power	0.71	0.74	1.46	0.88
Average costs[3]	**2.28**	**2.62**	**2.81**	**2.79**

1. *Based on Availability*
2. *BALCO IPP:* received an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP.
3. *Average excludes TSPL*

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION

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Currency and Commodity Sensitivities Foreign Currency - Impact of 1 ₹ depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ INR 600 crs / year Commodity prices – Impact of a 10% increase in Commodity Prices Q1 FY 2020 Commodity Average price EBITDA ($mn) Oil ($/bbl) 69 111 Zinc ($/t) 2,763 213 Aluminium ($/t) 1,793 278 Lead ($/t) 1,885 38 Silver ($/oz) 14.9 32    VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 44

Group Structure


Vedanta Resources Ltd
79.4%
50.1%
Konkola Copper Mines (KCM)
Vedanta Ltd
Divisions of Vedanta Limited
Sesa Iron Ore
Sterlite Copper
Power (600 MW Jharsuguda)
Aluminium (Odisha aluminium and power assets)
Cairn Oil & Gas*
Subsidiaries of Vedanta Ltd
64.9%
51%
100%
100%
90%
Zinc India (HZL)
Bharat Aluminium (BALCO)
Zinc International (Skorpion -100% BMM-74%)
Talwandi Sabo Power (1,980 MW)
Electrosteels Steel limited

Listed entities | Unlisted entities

Note: Shareholding as on June 30, 2019
**50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd*

VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION
45

Results Conference Call Details Results conference call is scheduled at 6:30 PM (IST) on July 26, 2019. The dial-in numbers for the call are given below: Event Telephone Number India: +91 7045671221 Earnings conference call on July 26, 2019 India – 6:30 PM (IST) Toll free: 1800 120 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114 Toll free number Singapore – 9:00 PM (Singapore Time) 800 101 2045 Toll free number Hong Kong – 9:00 PM (Hong Kong Time) 800 964 448 Toll free number UK – 2:00 PM (UK Time) 0 808 101 1573 Toll free number US – 9:00 AM (Eastern Time) 1 866 746 2133 https://services.choruscall.in/DiamondPassRegistration/register?confirmationNum For online registration ber=91306&linkSecurityString=26af0028 Mumbai Replay of Conference Call +91 22 7194 5757 (July 26, 2019 to August 2, 2019) Passcode: 63835# VEDANTA LIMITED – Q1 FY2020 INVESTOR PRESENTATION 46